UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

2

Date of Report (Date of earliest event reported)**: January 28, 2009**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)

725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Section 8	Other Events

Item 8.01	Other Events.

On January 28, 2009, Morris Publishing Group, LLC ("Morris Publishing") issued a press release announcing its hiring of Lazard Freres & Co. LLC as its financial advisor and Neal, Gerber & Eisenberg, LLP, as legal counsel. These firms will assist Morris Publishing in evaluating the strategic options regarding its existing capital structure.

A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
99.1	**Press Release of Morris Publishing Group, LLC, dated January 28, 2009, announcing Morris Publishing's hiring of Lazard Freres & Co. LLC as its financial advisor and Neal, Gerber & Eisenberg, LLP, as legal counsel.**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **January 28, 2009**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**
　　　Steve K. Stone
　　　Senior Vice President and Chief Financial Officer